April 29, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Michael Clampitt
Michael Volley
Amit Pande
David Lin

Re:	Yadkin Financial Corporation
Registration Statement on Form S-4
Filed March 26, 2014
File No. 333-194821
Form 10-K for the Fiscal Year Ended
December 31, 2013
Filed February 28, 2014
File No. 000-52099
VantageSouth Bancshares, Inc.
Form 10-K for the Fiscal Year Ended
December 31, 2013
Filed March 13, 2014
File No. 001-36009

Gentlemen:

This letter is provided on behalf of Yadkin Financial Corporation (the “Company,” “Yadkin,” “we,” or “our”) in response to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 22, 2014 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-4 (“Form S-4”) filed March 26, 2014; Yadkin’s Form 10-K (the “Yadkin Form 10-K”) filed February 28, 2014; and VantageSouth Bancshares, Inc.’s Form 10-K (“Vantage Form 10-K”) filed March 13, 2014. This letter and Yadkin’s Amendment No. 1 (the “Amendment”) to the Form S-4 are being filed with the Commission electronically via EDGAR.

Securities and Exchange Commission

For ease of reference, we have repeated each of the Commission’s comments below in bolded italics, followed by the corresponding responses of Yadkin in normal type.

Registration Statement on Form S-4 filed on March 26, 2014

General

1.	Please provide us your analysis as to whether the right to receive contingent shares of Yadkin voting common stock, included as part of the merger consideration, is a security, the offer and sale of which should be registered under the Securities Act of 1933. Alternatively, please amend your Form S-4 to register such rights.

We believe the right to receive shares of Yadkin voting common stock as contingent consideration is not a separate security, and thus, does not need to be registered under the Securities Act. We analyzed the right to receive additional shares of Yadkin voting common stock under the multi-factor test developed in a series of no action letters to determine whether it is a security as defined in Section 2(a)(1) of the Securities Act of 1933. See Minnesota Mining and Manufacturing Co., SEC No-Action Letter (available October 13, 1988). The right to receive contingent shares of Yadkin voting common stock as contingent consideration (i) is not assignable or transferable except by operation of law; (ii) is an integral part of the consideration in the merger; (iii) is non-interest bearing; (iv) does not create separate voting or dividend rights or any other rights that holders of the Yadkin voting common stock have in connection with their ownership; and (v) is not represented by any form of certificate or instrument.

2.	Please amend to include the proxy statement to be distributed to holders of Piedmont’s common stock. We may have additional comments after reviewing your revised disclosure.

In response to the Staff’s comment, we have filed the proxy statement to be distributed to holders of Piedmont common stock as Exhibit 99.8 to the Amendment.

3.	Please amend to include disclosure regarding Piedmont pursuant to General Instruction C of Form S-4.

In response to the Staff’s comment, we have revised the Amendment to include the audited financial statements of Piedmont as Annex E and to add Piedmont’s information required pursuant to General Instruction C beginning on pages 70 through 96 of the Amendment.

Securities and Exchange Commission

4.	Please provide us with copies of the board books that were provided to the respective boards of directors and any additional financial projections that may have been exchanged.

In response to the Staff’s comment, each of Yadkin and VantageSouth Bancshares, Inc. (“VantageSouth”) is providing supplementally to the Staff under separate cover copies of board books that were provided to the respective boards of directors that include the financial projections that were exchanged.

Prospectus Cover Page

5.	We note the merger consideration to be paid to holders of Piedmont’s common stock is dependent on a number of independent variables that will remain unknown until a later date. Please provide your analysis as to how the use of this pricing structure is consistent with paragraph 16 to Schedule A of the Securities Act of 1933.

Paragraph 16 to Schedule A of the Securities Act of 1933 (“Schedule A”) requires that the prospectus disclose the price at which it is proposed that the security shall be offered to the public or the method by which such price is computed. In response to the Staff’s comment, the prospectus cover page and pages 2, 9, 97, and 147 of the Amendment have been revised to provide further detail regarding the amount of the cash component of the merger consideration to be paid to holders of Piedmont common stock. In addition, the Amendment includes disclosures on page 3 regarding the amount of Yadkin voting stock that will be owned by the legacy Piedmont stockholders after the merger assuming that (i) all shares held by the rabbi trust are distributed to the participants of the Piedmont Equity Phantom Plan (the “Phantom Plan”), and assuming alternatively that (ii) all of the shares held by the rabbi trust are distributed to the legacy Piedmont stockholders and are not used to fund obligations under the Phantom Plan and distributed to participants of such plan. We respectfully submit that the detailed disclosures on the prospectus cover page and pages 2, 9, 97, and 147 provide Piedmont stockholders with sufficient detail regarding the merger consideration to be paid to the holders of Piedmont common stock and the method by which such merger consideration will be ultimately determined. In addition, Piedmont stockholders can exercise dissenters’ rights of appraisal and seek fair value for their shares if they do not believe that the merger consideration represents fair value.

6.	Please revise to quantify Yadkin’s closing stock price as of the date preceding public announcement of the proposed transaction.

Securities and Exchange Commission

In response to the Staff’s comment, we have revised the disclosure on the prospectus cover page of the Amendment to include Yadkin’s closing stock price as of the date preceding public announcement of the proposed transaction.

Questions and Answers…

7.	Revise to add or revise an existing Q&A that discloses the estimated percentage of Yadkin to be held by Piedmont after the mergers including the shares under the Phantom Equity Plan.

In response to the Staff’s comment, we have revised the disclosure on page 3 of the Amendment to add a Q&A that discloses the estimated percentage of Yadkin to be held by Piedmont stockholders after the mergers including the shares under the Phantom Plan.

What will I receive in the Mergers, page 2

8.	Revise to disclose (i) through (iv) using a bullet format and for bullets (iii) and (iv) add the amount of cash as of the latest practicable date in bullet (iii) and a cross-reference to a more complete discussion of the Phantom Plan in bullet (iv).

In response to the Staff’s comment, we have revised the disclosure on page 2 of the Amendment to disclose (i) through (iv) in a bullet format, added the amount of cash as of the latest practicable date in bullet (iii), and added a cross-reference to the discussion of the Phantom Plan referenced in bullet (iv).

What are the U.S. federal income tax consequences of the Mergers?, page 6

9.	Please remove the phrase “[i]t is expected that” from the first sentence of this section.

In response to the Staff’s comment, we have revised the disclosure on page 6 of the Amendment to remove the language referenced in this comment.

Are Piedmont stockholders entitled to dissenters’ rights… page 6

10.	Revise to briefly disclose the actions and timing of such needed to be taken to perfect holders dissenters’ rights.

In response to the Staff’s comment, the disclosures regarding the dissenters’ rights of Piedmont’s stockholders have been revised on page 7 of the Amendment to disclose a summary of the actions to be taken and timing needed by Piedmont stockholders to perfect such holders dissenters’ rights. The disclosures also refer the Piedmont stockholders to the Piedmont Proxy Statement that will be mailed to Piedmont stockholders with the joint proxy statement/prospectus.

Securities and Exchange Commission

Summary, page 8

11.	Revise to add illustrations of the Company’s structures before and after the mergers.

In response to the Staff’s comment, we have added illustrations of the Company’s structures before and after the mergers on pages 8 and 9 of the Amendment.

Piedmont Community Bank Holdings, Inc., page 17

12.	Revise to provide more information on the entities owned by Piedmont other than the 58.4% of VantageSouth. Disclose whether the other entities are operating, have net assets and were profitable in 2013.

In response to the Staff’s comment, we have revised the disclosure on pages 19 and 70 of the Amendment to provide the information requested in this comment.

Risk Factors, page 18

13.	Recent news reports have indicated that several law firms are investigating the Board of Directors of VantageSouth for possible breaches of fiduciary duty and other violations of state law in connection with the merger. Please add a risk factor disclosing the same.

In response to the Staff’s comment, we have revised the disclosure on pages 23-24 of the Amendment to include this information in our risk factors.

Selected Consolidated Historical Financial Data Piedmont, page 25

14.	We note you refer a reader to “Where You Can Find More Information” section of the filing for Piedmont’s consolidated financial statements contained in reports that VantageSouth has previously filed with the SEC. Please tell us and revise to specifically identify the report(s) which contain this information.

In response to the Staff’s comment, the Management’s Discussion and Analysis of Financial Condition and Results of Operations for Piedmont provided in VantageSouth’s Form 8-K filed on March 24, 2014 has been included in the Amendment on pages 70 through 97. In addition, the audited financial statements for Piedmont for the years ending December 31, 2013 and 2012 are included as Annex E to the Amendment. We

Securities and Exchange Commission

have removed the reference on page 197 in the section, “Where You Can Find More Information” to the Form 8-K filed by VantageSouth on March 24, 2014 as being a report that is incorporated by reference in the Amendment.

Unaudited Pro Forma Condensed Combined Financial Statements, page 26

15.	We note your disclosure at the bottom of page 26 that “…the Mergers are considered reverse mergers where Piedmont (consolidated with VantageSouth) is the accounting acquirer….” Given that consolidated financial statements of Piedmont including VantageSouth have not been historically provided, please tell us how you determined that they are not presently required.

In response to the Staff’s comment, the audited consolidated financial statements for Piedmont for the years ending December 31, 2013 and 2012 have been included in Annex E of the Amendment.

16.	We also note the last bullet at the bottom of page 27 that states that separate historical financial statements of Piedmont as of and for the years ended December 31, 2013 and 2012 are incorporated by reference. Please remove this sentence if in error or revise the incorporation by reference section beginning on page 160 to specifically identify the reports(s) which contain these historical financial statements.

In response to the Staff’s comment, the audited consolidated financial statements for Piedmont for the years ending December 31, 2013 and 2012 have been included in Annex E of the Amendment.

17.	Please revise to disclose, in a separate column, the financial information for ECB Bancorp, Inc. for the period prior to the acquisition in the pro forma income statements for 2013, or tell us why this information would not be required and the authoritative guidance relied upon in arriving at this conclusion.

In response to the Staff’s comment, the financial information for ECB Bancorp, Inc. for the period prior to the April 1, 2013 acquisition have been added in a separate column in the pro forma statement of operations for 2013 on pages 32 and 38 of the Amendment.

18.	Please revise the notes to the pro forma financial statements to more clearly show the calculation of the weighted-average common shares outstanding used in the pro forma EPS calculations.

In response to the Staff’s comment, the notes to the pro forma financial statements have been revised on pages 34 and 41 of the Amendment to more clearly show the calculation of the weighted-average common shares outstanding used in the pro forma EPS calculations.

Securities and Exchange Commission

19.	Please revise the notes to the pro forma financial statements to present the calculation of the purchase price in a tabular format. Please explain to us in detail how your calculation/measurement is consistent with the guidance in ASC 805-40-30-2.

In response to the Staff’s comment, Note 3 has been added to the pro forma financial statements on pages 34 and 41 of the Amendment to present the calculation of the purchase price in a tabular format. This calculation/measurement is consistent with ASC 805-40-30-2. As noted on page 28 of the Amendment, there are no significant differences between the assets and liabilities of VantageSouth and Piedmont (other than a small amount of cash held by Piedmont as a result of the sale of loans held by VantageSouth Holdings, LLC, a wholly-owned Piedmont subsidiary).

Yadkin Proposals

Proposal No. 2 – Yadkin Articles of Amendment Proposal, page 44

20.	With regards to the “Available for Future Issuance” shares, assuming the merger, revise to disclose under what circumstances those shares can be issued without shareholder approval and whether there are currently any plans in the next 12 months for any other issuances.

We have revised the disclosure at page 49 of the Amendment to include the information requested in this comment.

The Mergers, page 65

21.	We note that the pro rata portion of cash payment in respect of Piedmont’s $4.8 million deferred tax asset is subject to adjustment in accordance with an “independent evaluation”. Revise to provide more detailed disclosure regarding any adjustment mechanisms and how such “independent valuation” will be made.

We have revised the disclosure at page 97 of the Amendment to include more detail with respect to the independent evaluation of Piedmont’s deferred tax asset.

22.	We note your disclosure in the third paragraph on page 69 explaining why Yadkin’s management recommended VantageSouth as the potential merger partner. Please also explain why Yadkin’s management decided not to pursue the potential transaction with the other potential merger partner.

Securities and Exchange Commission

We have revised the disclosure at page 101 of the Amendment to include the information requested in this comment.

23.	We note your disclosure that senior management of Yadkin and VantageSouth provided certain projections and financial forecasts to each of KBW and Sandler. Please provide the staff with those materials and disclose any material projections, including revenue, net income, and earnings per share for two years.

Each of Yadkin and VantageSouth is providing supplementally to the Staff under separate cover copies of financial projections that were exchanged. In addition, pages 134 and 135 of the Amendment were revised to include a new section entitled “Yadkin and VantageSouth Unaudited Prospective Financial Information”, that discloses the material projections that were provided.

24.	Please revise the last paragraph on page 88 to quantify the amount of fees paid by each of Yadkin and VantageSouth to KBW over the past two years.

We have revised the disclosure at page 121 of the Amendment to include this information.

VantageSouth’s Reasons for the Merger…, page 89

25.	Please revise to add a bullet discussing the consideration, if any, that the VantageSouth board gave to potential merger litigation.

A bullet point discussion has been added to “VantageSouth’s Reasons for the Merger; Recommendation of VantageSouth’s Board of Directors” on page 123 of the Amendment.

26.	As a related matter, please add a section disclosing the information pursuant to Item 103 of Regulation S-K with respect to the merger litigations under a caption headed “Litigation Related to the Merger” or something similar.

Item 103 of Regulation S-K requires registrants to “describe briefly any material pending legal proceedings” (emphasis added). As of the date of this response, no litigation related to the Mergers has been brought to the attention of the Company, VantageSouth, or Piedmont. As a result, there is no disclosure required to be provided pursuant to Item 103 of Regulation S-K.

Securities and Exchange Commission

Dissenters’ Rights in the Mergers, page 107

27.	Please revise to restate the date of the Piedmont special meeting in this section.

The date of the Piedmont special stockholders’ meeting has been added to the narrative on page 145 of the Amendment.

Accounting Treatment, page 126

28.	We note your disclosure that “…the relative voting interests factor weighs in favor of VantageSouth as the accounting acquirer because Yadkin will be issuing a number of shares of voting common stock representing approximately 120% of its currently outstanding shares of common stock in connection with the Mergers”. Given that the common shares are being issued both to VantageSouth and Piedmont shareholders, please tell us how you factored in the issuance of shares to Piedmont shareholders in determining that VantageSouth was the accounting acquirer.

We have revised the “Accounting Treatment” section on page 163 of the Amendment to clarify that Piedmont and its consolidated subsidiaries (including VantageSouth) will be the accounting acquirer in the Mergers. Accordingly, Piedmont and its consolidated subsidiaries will serve as the historical reporting entity following the Mergers, and Yadkin will represent the accounting acquiree. We have included Piedmont’s audited consolidated financial statements as of and for the years ended December 31, 2013 and 2012 as Annex E to the Amendment.

Currently, Piedmont owns 58.4% of the shares of VantageSouth’s outstanding common stock and is considered to maintain a controlling interest in VantageSouth with respect to corporate governance and management decision making. Shares of Yadkin voting common stock to be issued in the Mergers consist of three components: (1) shares issued to VantageSouth stockholders based on a 0.3125 exchange ratio, (2) shares issued to Piedmont stockholders based on a 6.28597 exchange ratio, and (3) 856,447 shares issued to fund a rabbi trust, which will serve as a source of payment for payments due under the Phantom Plan and contingent consideration payable to Piedmont stockholders (these shares would otherwise have been issued to Piedmont stockholders as merger consideration if the Phantom Plan did not exist). As a result, Yadkin will be issuing a number of common shares of voting stock representing approximately 120% of its currently outstanding shares of voting common stock to Piedmont’s stockholders and non-controlling stockholders of VantageSouth (including participants in the Phantom Plan). Therefore, we have determined that

Securities and Exchange Commission

Piedmont (with its consolidated subsidiaries) is the accounting acquirer in the Mergers. For a tabular illustration of the pro forma ownership structure, see note 3 in the “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 34 and page 41 of the Amendment.

Material United States Federal Income Tax Consequences, page 127

29.	Please remove the word “anticipated” from the first sentence of this section.

The requested revision has been made on page 164 of the Amendment.

30.	Please revise the first and last paragraphs of this section to clarify, if true, that the discussion is of material tax consequences, not merely a “summary” of such tax consequences.

We have revised the disclosure at pages 164 and 167 of the Amendment to make the clarification requested in this comment.

31.	While you may recommend that investors consult their own tax advisors with respect to tax consequences, you may not tell them they “should” do so. Refer to the first and third paragraphs on page 128 and the first two paragraphs on page 129. These statements suggest that investors may not rely on the description of tax consequences included in the prospectus. Please eliminate this language from this section.

We have revised the disclosure at pages 165 and 166 of the Amendment to eliminate the requested language in this comment.

Exhibits

General

32.	Please file as exhibits all contracts or forms thereof entered into pursuant to the merger including, without limitation, any new employment agreements.

We filed an amendment to the merger agreement and six executive employment agreements entered into pursuant to the merger agreement on a Form 8-K on April 25, 2014. In response to the Staff’s comment, we have revised the Exhibit Index and incorporated these exhibits by reference.

33.	We note that you intend to file certain exhibits at a later date. Please file these exhibits as soon as possible to facilitate our review of the registration statement.

Securities and Exchange Commission

We have filed all exhibits with the Amendment.

Exhibits 99.1 and 99.2

34.	We note that the consents of KBW and Sandler, filed respectively as Exhibits 99.1 and 99.2, do not comply with Rule 436(a) of the Securities Act of 1933, as the consents do not expressly state that KBW, in the case of Exhibit 99.1, and Sandler, in the case of Exhibit 99.2, consents to the quotation or summarization of its opinion in the registration statement. Please refile the consents with the proper representation.

Exhibits 99.1 (KBW) and 99.2 (Sandler) have been revised to include the above-referenced language.

Yadkin Financial Corp. – Form 10-K for the Fiscal Year Ended December 31, 2013

Item 8. Financial Statements and Supplementary Data

Note 4. Loans and Allowance for Loan Losses, page 80

35.	In future filings, please revise your allowance for loan loss tables on page 94 to disclose the balance of your allowance for loan losses and your recorded investment in financing receivables for receivables acquired with deteriorated credit quality by loan portfolio segment. Refer to ASC 310-10-50-11B(g) and (h) and the example disclosure in ASC 310-10-55-7 for guidance.

As of December 31, 2013 and 2012, Yadkin had only one remaining acquired receivable with deteriorated credit quality which was deemed immaterial for tabular disclosure in the allowance for loan losses table. This remaining receivable is a single one-to-four family residential loan with a recorded investment of $90,741 and $95,212 as of December 31, 2013 and 2012, respectively, and related allowances of $3,657 and $6,672, respectively. Yadkin will update future filings with the Commission to disclose loan portfolio segment information regarding this receivable as a footnote to the allowance for loan loss tables.

Item 5. Market for Registrant’s Common Equity, page 35

36.	We are unable to locate the following disclosure:

Securities and Exchange Commission

•	the performance graph as required by Item 201(e) of Regulation S-K; and

•	the compensation committee report as required by Item 407(e)(5) of Regulation S-K.

Please amend to revise your disclosure or advise.

We acknowledge that Yadkin is no longer a smaller reporting company. However, we respectfully submit that we believe our Form 10-K for the fiscal year ended December 31, 2013 (“2013 10-K”) was subject to the transition period between the smaller reporting company disclosure requirements and those of accelerated filers, and not required to make the accelerated filer disclosures with respect to the 2013 10-K. As a result, we believe that the 2013 10-K does not need to be amended to comply with the disclosure requirements referenced by the Staff that are applicable to accelerated filers.

We made this determination based on the Commission’s release No. 33-8876 (January 4, 2008) (“Release 33-8876”), in which it stated that “[a] smaller reporting company required to transition to the larger reporting system after its determination date calculation will not be required to satisfy the larger reporting company disclosure requirements until the first quarter after the determination date fiscal year.” Release 33-8876 provided the following example to illustrate the transition requirements: “[A] smaller reporting company with a fiscal year end of December 31, 2008 that is required to transition out of the scaled disclosure system into the larger company disclosure system will be required to do so beginning with the Form 10-Q for the first fiscal quarter of 2009, which would be due in May 2009.” In addition, Question 104.13 of the Commission’s Compliance and Disclosure Interpretations on Exchange Act Forms confirms that we could utilize the smaller reporting company disclosure in its first 10-K after having exceeded the $75 million threshold in public common equity float for smaller reporting companies as of the end of its most recent second fiscal quarter.

We further acknowledge that reports filed by Yadkin beginning with Yadkin’s Form 10-Q for the quarter ended March 31, 2014 will be subject to the disclosure requirements for accelerated filers.

Item 11. Executive Compensation, page 129

37.	We are unable to locate the following disclosure:

•	a compensation discussion and analysis subsection; and

•	compensation information for the three most highly compensated executive officers in addition to the PEO and PFO.

Please amend to revise your disclosure or advise. See Item 402 of Regulation S-K.

Securities and Exchange Commission

We respectfully refer the Staff to our response to Comment 36.

Summary Compensation Table

38.	In note 1 to the Summary Compensation Table, you disclose that the bonus awards were paid “as a result of accomplishment of strategic plan goals related to credit, capital, and other performance metrics during 2013…” Please amend to disclose the specific objectives used to determine compensation or tell us why you are not required to do so. See Item 402 of Regulation S-K.

We respectfully advise the Staff that the bonus awards referenced above were not paid pursuant to a non-equity incentive plan or any other “plan” as that term is used in Item 402 of Regulation S-K. These bonus awards were discretionary payments made as a result of the accomplishment of several of Yadkin’s overall strategic goals during the fiscal year. Please also see Yadkin’s second response in its letter to the SEC dated September 27, 2013 relating to the Summary Compensation Table of its Definitive Proxy Statement on Schedule 14A, filed March 22, 2013.

VantageSouth Bancshares, Inc. – Form 10-K for the Fiscal Year Ended December 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations

39.	Considering the significant impact that your acquisitions and related acquisition accounting have on your credit ratios and trends, please revise your MD&A in future filings to discuss the following:

While the comments made by the staff specifically reference the VantageSouth Bancshares, Inc. – Form 10-K for the Fiscal Year Ended December 31, 2013, responses to these comments and the proposed disclosures provided will also be incorporated into future filings for Piedmont Community Bank Holdings, Inc., as appropriate.

a.	How your accounting for acquired loans impacts your credit ratios and trends. Specifically identify the credit ratios and trends most impacted (e.g. the allowance for credit losses as a percentage of loans, etc.) and discuss the comparability between periods and with other institutions.

Securities and Exchange Commission

VantageSouth will revise future filings to discuss how acquired loan accounting impacts the comparability of certain credit ratios between periods and between VantageSouth and other financial institutions. Below is a draft of the proposed disclosures as follows with revised disclosures in italics:

Excerpt from page 38 of VantageSouth Bancshares, Inc. – Form 10-K for the Fiscal Year Ended December 31, 2013

“Provision for loan losses was $5.5 million in 2013, $5.2 million in the 2012 successor period, and $195 thousand in the 2012 predecessor period. The 2013 provision for loan losses was comprised of $4.4 million in provision expense on non-PCI loans and $1.1 million of impairment on PCI loan pools.

The ALLL was $7.0 million, or 0.51 percent of total loans as of December 31, 2013, compared to $4.0 million, or 0.52 percent of total loans as of December 31, 2012.

Due to the significance of the Company’s acquired loan portfolio, traditional credit ratios should not be used when comparing prior periods to the current period or when comparing the Company to other financial institutions. Specifically, (i) the ALLL to total loans, (ii) ALLL to nonperforming loans, and (iii) ALLL to nonperforming assets should not be compared to prior periods or other financial institutions. Adjusted ALLL, which includes the ALLL and net acquisition accounting fair value adjustments for acquired loans, represented 2.75 percent of total loans as of December 31, 2013 compared to 2.70 percent as of December 31, 2012.”

b.	Clarify the amount of acquired loans accounted for in pools versus individually.

VantageSouth will revise future filings to disclose the amount of acquired loans accounted for in pools versus individually. Below is a draft of the proposed disclosures as follows with revised disclosures in italics:

Excerpt from page 43 of VantageSouth Bancshares, Inc. – Form 10-K for the Fiscal Year Ended December 31, 2013

Securities and Exchange Commission

“Loans acquired in a transfer, including business combinations, where there is evidence of credit deterioration since origination and it is probable at the date of acquisition that we will not collect all contractually required principal and interest payments, are accounted for as PCI loans. Where possible, PCI loans with common risk characteristics are grouped into pools at acquisition. For PCI loan pools, the excess of the cash flows initially expected to be collected over the fair value of the loans at the acquisition date (i.e., the accretable yield) is accreted into interest income over the estimated remaining life of the PCI loans using the effective yield method, provided that the timing and the amount of future cash flows is reasonably estimable. Accordingly, such loans are not classified as nonaccrual and they are considered to be accruing because their interest income relates to the accretable yield recognized under accounting for PCI loans and not to contractual interest payments. The difference between the contractually required payments and the cash flows expected to be collected at acquisition, considering the impact of prepayments, is referred to as the nonaccretable difference. The recorded investment in PCI loans as of December 31, 2013 totaled $176.9 million, of which $175.5 million were grouped into pools and $1.3 million were accounted for on an individual loan basis. The recorded investment in PCI loans as of December 31, 2013 totaled $203.1 million, of which $200.2 million were grouped into pools and $2.9 million were accounted for on an individual loan basis.

For each acquired loan portfolio, the Company made fair value adjustments by projecting expected future principal and interest cash flows over the remaining life of each loan and then discounting those cash flows based on then-current market rates for similar loans. Because acquired loans are marked to fair value and the legacy allowance for loan losses is eliminated at acquisition, the Company believes an analysis of the loan portfolio carrying value and unpaid borrower principal balances (“UPB”) is important in evaluating the portfolio.”

c.	Clearly disclose how you classify PCI loans as impaired, loans greater than 90 days and accruing, or as a trouble debt restructuring immediately after acquisition. For example, at acquisition if a pooled loan is contractually delinquent discuss how this loan is classified.

Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

Securities and Exchange Commission

VantageSouth will revise future filings to clarify how PCI loans are treated immediately after acquisition. Below is a draft of the proposed disclosures as follows with revised disclosures in italics:

Excerpt from page 44 of VantageSouth Bancshares, Inc. – Form 10-K for the Fiscal Year Ended December 31, 2013

“PCI loans with common risk characteristics are grouped in pools at acquisition. These loans are evaluated for accrual status at the pool level rather than the individual loan level and performance is based on management’s ability to reasonably estimate the amount and timing of future cash flows rather than a borrower’s ability to repay contractual loan amounts. Since management is able to reasonably estimate the amount and timing of future cash flows on the Company’s PCI loan pools, none of these loans have been identified as nonaccrual. However, PCI loans included in pools are identified as nonperforming if they are past due 90 days or more at acquisition or become 90 days or more past due after acquisition. The past due status is determined based on the contractual terms of the individual loans.”

Excerpt from page 45 of VantageSouth Bancshares, Inc. – Form 10-K for the Fiscal Year Ended December 31, 2013

“The Company’s policy with respect to accrual of interest on loans restructured in a TDR follows relevant supervisory guidance. That is, if a borrower has demonstrated performance under the previous loan terms and shows capacity to perform under the restructured loan terms, continued accrual of interest at the restructured interest rate is likely. If a borrower was materially delinquent on payments prior to the restructuring but shows the capacity to meet the restructured loan terms, the loan will likely continue as nonaccrual until there is demonstrated performance under new terms. Lastly, if the borrower does not perform under the restructured terms, the loan is placed on non-accrual status. The Company closely monitors these loans and ceases accruing interest on them if management believes that the borrowers may not continue performing based on the restructured note terms.

PCI loans that were classified as TDRs prior to acquisition are not classified as TDRs by the Company after the acquisition date. Subsequent modification of a PCI loan accounted for in a pool that would otherwise meet the definition of a TDR is not reported, or accounted for, as a TDR as such loans are excluded from the scope of TDR accounting. A PCI loan not accounted for in a pool would be reported, and accounted for, as a TDR if it was modified in a manner that meets the definition of a TDR after the acquisition date.”

Securities and Exchange Commission

Excerpt from page 46 of VantageSouth Bancshares, Inc. – Form 10-K for the Fiscal Year Ended December 31, 2013

A loan is considered individually impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. Only borrowers with a combined balance of $200 thousand or more or have been modified in a TDR are individually evaluated for impairment. Reserves, or charge-offs, on individually impaired loans that are collateral dependent are based on the fair value of the underlying collateral, less an estimate of selling costs, while reserves, or charge-offs, on loans that are not collateral dependent are based on either an observable market price, if available, or the present value of expected future cash flows discounted at the historical effective interest rate. While PCI loans within pools may meet the definition of impaired loans, they are not evaluated individually for impairment. PCI loans are evaluated for impairment as described in the Provision for Loan Losses section above.

Provision for Loan Losses, page 38

40.	You disclose that your quarterly PCI cash flow re-estimations resulted in total provision expense of $1.1 million in 2013 and $1.3 million in the 2012 successor period. Please tell us in detail the underlying causes of the decreases in expected cash flows expected to be collected for each period.

VantageSouth will revise in future filings the paragraph on page 38 of VantageSouth Bancshares, Inc. – Form 10-K for the Fiscal Year Ended December 31, 2013 as follows (with revised disclosures in italics):

“Loans acquired with evidence of credit deterioration since origination are accounted for as PCI loans. Subsequent to acquisition of these loans, estimates of cash flows expected to be collected are updated each reporting period based on assumptions regarding default rates, loss severities, and other factors that reflect current market conditions. If the Company has probable decreases in cash flows expected to be collected (other than due to decreases in interest rates), the provision for loan losses is charged, resulting in an increase to the allowance for loan losses. Events that would result in probable decreases in expected cash flows include; (i) reductions in estimated collateral values for collateral

Securities and Exchange Commission

dependent loans, (ii) loans becoming collateral dependent during the period for which there is an estimated collateral shortfall, (iii) non-payment of cash flows expected to be collected in prior re-estimations, and (iv) deterioration in the weighted average credit grade or past due status for loans with cash flows estimated based on these factors. If there are probable and significant increases in cash flows expected to be collected, the Company will first reverse any previously established allowance for loan losses and then increase interest income as a prospective yield adjustment over the remaining life of the loans. Events that would result in probable increases in expected cash flows include; (i) increases in estimated collateral values for collateral dependent loans, (ii) loans becoming non-collateral dependent during the period for which there was an estimated collateral shortfall in prior estimations, and (iii) improvement in the weighted average credit grade or past due status for loans with cash flows estimated based on these factors.”

Additionally, VantageSouth will provide, in future filings, a table that provides the provision expense recorded for PCI loans disaggregated by portfolio class as well as a discussion of the major causes for the impairments recorded. Below is a draft of the proposed disclosures as follows:

	Successor Period		Predecessor Period
	Year Ended December 31, 2013	Period from February 1 to December 31, 2012	Period from January 1 to January 31, 2012
Commercial:
Commercial real estate	$597	$443	$—
Commercial and Industrial	—	—	—
Construction and development	(6)	267	—
Consumer:
Residential real estate	433	552	—
Construction and development	—	—	—
Home equity	53	—	—
Consumer	6	16	—

Total PCI Provision Expense	$1,083.00	$1,278.00	$—

Securities and Exchange Commission

“Provision expense on PCI Loans for the year ended December 31, 2013 and the 2012 successor period was primarily the result of a decrease in expected cash flows on commercial real estate and residential real estate pools. The reduction in expected cash flows on these pools was primarily the result of reductions in estimated collateral values and loans becoming collateral dependent during the period and for which the estimated net present value of the collateral was less than the previously estimated cash flows. The impact of these reductions in expected cash flows was partially offset by other factors that resulted in increases in the estimated cash flows expected to be collected with the same pools. The changes in weighted average credit grades or past due status were relatively minor and did not have a major impact on the provision expense recorded in either period.”

Additionally, tell us in detail how removing a loan from a pool of loans impacts your allowance for loan losses.

In accordance with ASC 310-30-41-1 and 40-2, PCI loans are removed from a pool only upon resolution of the loan through foreclosure, sale, or receipt of assets in satisfaction of the loan. In these circumstances, the loan is removed from the pool at it carrying value.

The allowance for loan losses on PCI loans is determined by comparing the net present value of expected future cash flows for a pool to the carrying value of the pool. As such, there is no impact on the allowance for loan losses for the removal of a loan at carrying value because the net present value of the expected cash flows and the carry value at the removal date are substantially equal.

We acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Securities and Exchange Commission

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (704) 768-1161 if you have any additional comments regarding our responses.

Sincerely,

/s/ Jan H. Hollar

Jan H. Hollar

Chief Financial Officer

cc:	David Wiggins, CPA, Partner, Dixon Hughes Goodman LLP Heather Snyder, CPA, Partner, Dixon Hughes Goodman LLP
Neil Grayson, Nelson Mullins Riley & Scarborough LLP
Scott Custer, VantageSouth Bancshares, Inc.
Betty Temple, Womble Carlyle Sandridge & Rice, LLP